Exhibit 21.1

Subsidiaries of Registrant

1.	Aquamed Technologies, Inc., a corporation organized under the laws of California (wholly owned).

2.	Oculus Technologies of Mexico, S.A. de C.V., a corporation organized under the laws of Mexico (wholly owned).

3.	Oculus Innovative Sciences Netherlands B.V., a corporation organized under the laws of the Netherlands (wholly owned).

4.	Ruthigen, Inc., a corporation organized under the laws of Nevada (As of March 26, 2014, the closing date of Ruthigen’s IPO, we owned a minority 43% interest in Ruthigen).